

July 28, 2022

David Morken
Chief Executive Officer
Bandwidth Inc.
900 Main Campus Drive
Raleigh, NC 27606

> **Re: Bandwidth Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed on February 25, 2022**
> **File No. 001-38285**

Dear Mr. Morken:

We have reviewed your July 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 76

1. We note your response to our comment 5. Please tell how you determined that the valuation allowance was not indicative of the current period's non-GAAP financial performance, as indicated in your response. Also, clarify whether the U.S was in a loss position for non-GAAP purposes and if not, explain further why you used a non-GAAP tax rate of 0% in this jurisdiction. In addition, explain further the adjustments for "income tax benefit of equity compensation" and clarify how this adjustment factors into your non-GAAP effective tax rate. Lastly, please provide us with your calculations that support the non-GAAP effective tax rates disclosed in footnote (1) on page 79 and explain the fluctuations in such rates for each period.

 You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Technology